

December 23, 2013

<u>Via Email</u>
David L. Gaines
Chief Financial Officer
Park Sterling Corporation
1043 E. Morehead Street, Suite 201
Charlotte, NC 28204

> **Re: Park Sterling Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 001-35032**

Dear Mr. Gaines:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Non-GAAP Financial Measures, page 33</u>

1. You disclose an "Adjusted allowance for loan losses to total loans" non-GAAP financial measure on page 33. Please consider removing this credit metric in future filings or tell us why you believe an adjustment to add acquisition accounting net fair market value adjustments to acquired loans to the allowance for loan losses is relevant to the non-acquired loans. In other words, this ratio makes it appear that the fair market value adjustments for

credit losses on acquired loans are available for credit losses on all of your loans, including the non-acquired loans. Please also tell us how this non-GAAP measure facilitates comparison with your peers. In addition, since this is not a common non-GAAP measure, please tell us the peer group of companies that you believe this non-GAAP financial measure facilitates comparison with.

2. You disclose period-end dilutive shares of 44,027,233 under tangible book value per share. However, you divided the tangible common equity by dilutive common shares outstanding of 44,014,415. Please reconcile this difference for us and revise in future filings.

Note 21 – Park Sterling Corporation (Parent Only), page 117

3. You disclose an increase in net cash provided by operating activities of $6.6 million in 2012. All of this increase is due to a $7 million increase in other liabilities. However, accrued interest payable and accrued expenses and other liabilities that appear to comprise your other liabilities decreased from $3.9 million in 2011 to $3.2 million in 2012. Since the decrease in these liabilities represents a use of cash it is unclear how you computed the $7 million increase in other liabilities that represents a source of cash. Furthermore, you do not present the increase in your subordinated debt from $5.4 million in 2011 to $14.7 million in 2012 as a financing cash inflow. Please revise to disclose the subordinated debt amounts borrowed as cash provided by financing activities.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 4 – Investments, page 10

4. We note that 'All other debt securities' represented 9% and 46% of total assets and total available-for-sale securities at September 30, 2013, respectively. We further note that you had collateralized agency mortgage obligations of $55.9 million at December 31, 2012. We did not note collateralized agency mortgage obligations as a security type in the September 30, 2013 10-Q. Please tell us all the security types included in 'All other debt securities' and quantify at September 30, 2013. Please revise future filings to break out all material security types of investment securities and include the disclosure requirements in ASC 320-10-50 for all major security types.

Note 5 - Loans and Allowance for Loan Losses, page 13

5. We note your disclosure that, during the third quarter of 2013, you further segregated the AC&D portfolio into three collateral types: (i) CRE construction, (ii) 1-4 family construction and (iii) development (lots and land). Please tell us how you considered the

guidance in ASC 310-10-55-16 through 18 and in determining if these collateral types meet the definition of classes of financing receivables. If these collateral types are classes of financing receivables, please include the disclosure requirements of ASC 310-10-50 in future filings and include in your response as well.

6. We note your disclosure that, as a result of further segregation of the AC&D portfolio, it resulted in a decrease in the AC&D quantitative reserve of $1.2 million from June 30, 2013 and $1.8 million from December 31, 2012. We further note your disclosure that this quantitative decrease was offset by quantitative increases in other loan portfolios. Please tell us, and revise future filings, to disclose more clearly the specific changes you made to your methodology from the prior period and your rationale for that change. Refer to ASC 310-10-50-11B.a.3. Please be specific and detailed in your response.

Item 11. Executive Compensation

7. Please provide your legal analysis for only disclosing compensation for four of your executive officers. Specifically advise whether any other employees, including those of your subsidiaries, received total compensation in excess of FY 2013 $100,000 during the previous fiscal year. Refer to Item 402(a)(3)(iii) of Regulation S-K and the corresponding Instructions to Item 402(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202)551-3783 or Michael Clampitt at (202)551-3434 with any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief